UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No     X

Press Release
10.31.2024

BBVA posts record profit of €7.62 billion

through September (+28 percent), fueled by Mexico and Spain

The BBVA Group earned a record €7.62 billion from January through September, up 28 percent yoy (+44 percent at constant exchange rates). Of this figure, €2.63 billion are from 3Q24 (+26 percent). Earnings per share grew even higher (+32 percent yoy), to €0.44 on the back of share buyback programs over the past 12 months. Greater lending activity (+11 percent in constant euros) drove these results. Profitability (ROTE) rose to 20.1 percent, with a solid capital position (CET1 fully loaded of 12.84 percent). Furthermore, the efficiency ratio improved to a record of 38.9 percent. BBVA continues to generate value for shareholders: the tangible book value plus dividends per share increased by 16 percent yoy.

10.31.2024

The strength of BBVA’s results in the first nine months of 2024 is based on growth in core revenues (net interest income and commissions), mostly supported by the dynamism in lending (+11 percent yoy). Mexico (+12.3 percent in constant euros) and Spain (+1.5 percent) stood out, with special focus on consumer, cards and SMEs segments, which are all growing above the portfolio average in both countries. As of September, BBVA provided 520,000 new loans to SMEs and the self-employed to boost their businesses and more than 115,000 families acquired a home thanks to the bank’s financing. Likewise, 70,000 large companies had access to financing from BBVA to invest in their growth. In addition, the Group devoted €16 billion to finance inclusive growth projects, such as the construction of hospitals or social housing.

Except where otherwise stated, the evolution of each of the main headings and changes in the income statement described below refer to constant exchange rates. In other words, they do not take currency fluctuations into account.

At the top of the P&L account, net interest income (NII) reached €18.86 billion in the first nine months of the year, up 14 percent yoy, thanks to greater activity. This item grew in all business areas with the exception of Turkey, which nevertheless stood out in its contribution to the commissions line. At Group level, net fees and commissions grew by 32 percent, to €5.75 billion, driven by payment systems and asset management.

The sum of net interest income and net fees and commissions, which constitute the core revenues of the banking business, topped €24.61 billion, up 18 percent compared to the same period in 2023.

Net trading income (NTI) posted a yoy growth of 146 percent through September, to €2.93 billion, mainly driven by the contribution of the Global Markets unit and the positive performance of currency hedging, especially the Mexican peso.

In the line of other operating income and expenses (€-46 million through September vs €-173 million a year earlier), the good evolution of the insurance business, the end of contributions to the Single Resolution Fund (SRF) and a lower impact from hyperinflation in Turkey helped offset the higher impact of hyperinflation in Argentina, as well as the payment of the extraordinary banking tax (€-285 million, recorded in 1Q24).

As a result of all the above, gross income saw an accumulated increase of 29 percent yoy, to €26.16 billion.

Jaws remained positive, with operating expenses growing at 17 percent yoy, to €10.19 billion. The increase in expenses was much lower than the average inflation in the countries where BBVA operates (21 percent1). This, together with solid gross income, prompted an improvement of 429 basis points in the efficiency ratio, which stood at 38.9 percent, its best reading to date. Operating income posted an increase of 39

1 Average inflation over the past 12 months weighted by operating expenses, excluding Venezuela.

10.31.2024

percent yoy, to €15.97 billion through September.

At the end of September, the impairment on financial assets was 37 percent higher than in the same period of the previous year, due to the greater focus on the growth of retail products -those with the highest profitability in recent years- as well as the timing of the economic cycle in some geographical areas. Risk indicators remained, however, stable compared to June and in line with expectations: As of September, the accumulated cost of risk stood at 1.42 percent, while the NPL ratio and the coverage ratio ended at 3.3 percent and 75 percent, respectively.

BBVA posted a record net attributable profit of €7.62 billion from January to September, up 44 percent yoy (+28 percent in current euros).

This result allowed BBVA to raise its profitability to all-time high levels: ROE reached 19.2 percent and ROTE 20.1 percent, well above the average of comparable peers in both Spain2 and Europe3 (14.5 percent and 13.7 percent at the end of June 2024, respectively).

This profitability has been achieved while maintaining a solid capital position: The fully loaded CET1 ratio added nine basis points in 3Q24 to 12.84 percent, well above the Group’s target range (11.5-12 percent).

In addition, BBVA’s solid value creation for its shareholders stood out. The tangible book value plus dividends per share stood at €9.47 at the end of September, up 16 percent from a year earlier.

The bank maintains an attractive shareholder distribution policy, which involves distributing between 40 and 50 percent of the year’s profit, combining cash dividends with share buybacks, and is firmly committed to the distribution of any excess capital above 12 percent4 (the upper band of the target range). In fact, on October 10, BBVA paid a gross cash interim dividend against 2024 earnings of €0.29 per share (+81 percent vs last year), the highest in its history. This represented a disbursement of nearly €1.7 billion in cash.

8.5 million new customers

BBVA’s strategy, which is based on innovation, digitization and sustainability, continues to bear fruit. In the first nine months of the year, it added 8.5 million new customers, with 67 percent of them joining through digital channels.

2 Group of comparable peers in Spain: Bankinter, Caixabank, Sabadell, Santander and Unicaja.

3 Group of comparable peers in Europe: Barclays, BNP Paribas, Caixabank,Crédit Agricole, Deutsche Bank, HSBC,

ING, Intesa Sanpaolo, Lloyds Bank, Nordea, Santander, Société Générale and Unicredit.

4 Based on a pro-forma Basel IV fully-loaded CET1 ratio, subject to regulatory approvals.

10.31.2024

Likewise, BBVA channeled about €71 billion in sustainable business through September, which totaled some €276 billion since 2018, very close to the €300 billion target set for 2025.

Business areas

In Spain, lending grew 1.5 percent yoy, on the back of new production in all portfolios. Consumer and cards, and mid-sized companies showed greater activity (both posting yoy growth of about 5 percent). Customer resources improved by 6 percent with relevant increases in time deposits (+17 percent), mutual funds and pensions (+14 percent). The area’s earnings were very positive through September, driven by solid NII (+19 percent yoy) and net fees and commissions (+7 percent). Cost-containment efforts in operating expenses (only +5 percent yoy), together with growth in core revenues, contributed to an improvement of 545 basis points in the efficiency ratio over the past 12 months -to a figure below 35 percent-, boosting operating income by 33 percent. Net attributable profit stood at €2.87 billion through September, up 38 percent from the same period last year. In 3Q24, the area posted once again a record profit above the €1 billion mark (€1.08 billion, +23 percent yoy). As for risk indicators, both the NPL ratio and the accumulated cost of risk remained stable in the quarter, at 3.9 percent and 0.38 percent, respectively. The coverage ratio improved to 56 percent (+2 percentage points vs June 30).

In Mexico, lending activity maintained momentum (+12 percent yoy), with greater dynamism in the retail segment (consumer, cards and SMEs). Customer resources increased by 15 percent, driven mostly by demand deposits and mutual funds5. Growth in all income lines, and particularly in the more recurring ones, with yoy increases of 7 percent in NII and 13.5 percent in net fees and commissions, boosted gross income by 11 percent yoy. This helped offset a 9 percent growth in operating expenses due to new hirings and higher technology expenses, maintaining positive jaws. Improvements in efficiency continued, with the ratio standing slightly below the 30 percent mark. Despite an increase in loan-loss provisions (+29 percent yoy), net attributable profit from January to September reached an all-time high of €4.19 billion (+6 percent yoy), on the back of a strong business momentum in the most profitable segments amidst the updated macroeconomic outlook. In

5 Data for activity and resources according to local GAAP.

10.31.2024

3Q24, the accumulated cost of risk rose to 3.43 percent, the NPL ratio stood at 2.72 percent and the coverage ratio improved slightly to 121 percent.

In Turkey, lending in Turkish liras grew by 47 percent yoy, very much in line with the evolution of resources in local currency (+44 percent) and inflation. Likewise, foreign currency loans increased by 17 percent vs a year ago, driven by greater activity from clients focused on foreign trade5. Turkey posted a net attributable profit of €433 million through September 2024, which compares favorably with the result from the same period a year earlier (+18.5 percent in current euros). Growth in net fees and commissions was noteworthy -mainly in payments, brokerage activity, guarantees and asset management- as well as a lower adjustment for hyperinflation compared to the same period of the previous year, thanks to a more moderate inflation. The cost of risk continued its normalization path, in line with expectations, standing at 1.12 percent at the end of September (from 0.84 percent at the end of June). Also, the coverage ratio was 87 percent and the NPL ratio stood at 3.62 percent.

In South America, lending activity (+14 percent yoy) and customer resources (+26 percent) stood out. The good performance of revenues was noteworthy. However, in the current economic cycle in the region, loan-loss provisions increased and Argentina saw a higher adjustment for hyperinflation. Still, the area posted a net attributable profit of €471 million through September, down 3.4 percent from a year earlier (in current euros). As for risk indicators in the region, the NPL ratio remained virtually stable compared to June, at 5.0 percent, while the coverage ratio stood at 80 percent and the accumulated cost of risk was 2.87 percent.

10.31.2024

		Change 3Q24/3Q23		Change 3Q24/2Q24
	3Q24	% const.	%	% const.	%
Net Interest Income	5,868	4	-9	0	-9
Net Fees and Commissions	1,912	28	13	8	-2
Net Trading Income	1,044	97	59	3	-6
Other Income & Expenses	-107	-95	-87	-85	-67
Gross Income	8,716	28	10	5	-6
Operating Expenses	-3,330	13	1	5	-4
Operating Income	5,386	40	16	6	-6
Impairment on Financial Assets	-1,440	28	19	7	-3
Provisions and Other Gains and Losses	-79	6	0	n.s.	n.s.
Income Before Tax	3,867	46	15	2	-11
Income Tax	-1,135	15	-7	-6	-17
Non-controlling Interest	-105	1922	88	-3	-32
Net Attributable Profit (reported)	2,627	57	26	7	-6

		Change 9M24/9M23
	9M24	% const.	%
Net Interest Income	18,861	14	6
Net Fees and Commissions	5,754	32	25
Net Trading Income	2,930	146	105
Other Income & Expenses	-1,383	-28	-22
Gross Income	26,161	29	18
Operating Expenses	-10,189	17	10
Operating Income	15,972	39	24
Impairment on Financial Assets	-4,279	37	34
Provisions and Other Gains and Losses	-46	-68	-73
Income Before Tax	11,647	42	23
Income Tax	-3,659	30	14
Non-controlling Interest	-366	n.s.	n.s.
Net Attributable Profit (reported)	7,622	44	28

10.31.2024

About BBVA

BBVA is a global financial services group founded in 1857. The bank is present in more than 25 countries, has a strong leadership position in the Spanish market, is the largest financial institution in Mexico and it has leading franchises in South America and Turkey.

BBVA contributes with its activity to the progress and welfare of all its stakeholders: shareholders, clients, employees, providers and society in general. In this regard, BBVA supports families, entrepreneurs and companies in their plans, and helps them to take advantage of the opportunities provided by innovation and technology. Likewise, BBVA offers its customers a unique value proposition, leveraged on technology and data, helping them improve their financial health with personalized information on financial decision-making.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 31, 2024

By: /s/ MªÁngeles Peláez Morón

Name: MªÁngeles Peláez Morón

Title: Head of Accounting & Regulatory Reporting